Exhibit (a)(i)

                       RESOURCES MORTGAGE INVESTORS L.P. -
                                    SERIES 86
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (888) 448-5554

                                November 16, 1999

Dear Limited Partner:

Sutter Opportunity Fund LLC and its affiliates have commenced a tender offer to purchase your limited partnership units in Resources Accrued Mortgage Investors L.P. - Series 86 (the "Partnership") for a price of $15 per unit. We have also become aware that Peachtree Partners has commenced a tender offer to purchase limited partnership units at $11.25 per unit.

We are required by the rules of the Securities and Exchange Commission to make a recommendation on the Sutter and Peachtree offers and we are strongly recommending that you reject both offers. Our recommendation is based on our belief the both the Sutter offer and the Peachtree offer are being made at prices substantially below the value of your units. You should also be aware that the Partnership believes that the Peachtree offer violates certain provisions of the Partnership Agreement and that the Partnership will not process any assignment of units purported to be made under the Peachtree offer.

You should also know that you will be receiving within the next few days an offer from an affiliate of the General Partners of the Partnership to purchase your units at a price substantially above the price provided for in both the Sutter offer and the Peachtree offer. This offer may be identified by its BLUE TRANSMITTAL LETTER. Because of the offeror's affiliation with the General Partners, we will be making no recommendation with respect to this offer.

We are enclosing for your information a copy of the Schedule 14D-9 which we have filed with the Securities and Exchange Commission which sets forth more detailed information. If you have any questions or would like further information, please contact us at (888) 448-5554.

                                    Sincerely,

                                    RESOURCES ACCRUED MORTGAGE
                                    INVESTORS L.P. - SERIES 86